UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40405

JIUZI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On February 6, 2026, Jiuzi Holdings Inc. (the “Registrant” or the “Company”) held its 2026 Extraordinary General Meeting of Shareholders (the “Meeting”). At the Meeting, the shareholders voted to approve (1) the proposal that the Company's authorized share capital be increased from US$9,750,000 divided into 125,000,000 with a par value of US$0.078, to US$97,500,000 divided into 1,250,000,000 with immediate effect by the creation of 1,125,000,000 ordinary shares with a par value of US$0.078 and (2) the proposal that (i) on a date when the closing market price per ordinary shares of par value of US$0.078 each is less than US$10.00, or on such date as the board of directors of the Company deems advisable and may determine in its absolute discretion, and subject to Nasdaq's approval, each 100 ordinary shares of a par value of US$0.078 each be consolidated into 1 (one) ordinary share of a par value of US$7.8 each, such that following such share consolidation, the authorized share capital of the Company will be US$97,500,000 divided into 1,250,000,000 ordinary shares of a par value of US$7.8 each (the “Share Consolidation”); and (ii) no fractional ordinary shares be issued in connection with the Share Consolidation; if a shareholder is entitled to receive a fractional ordinary share upon the Share Consolidation, the total number of ordinary shares to be received by such shareholder be rounded up to the next whole ordinary share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2026	Jiuzi Holdings, Inc.

	By:	/s/ Tao Li
	Name:	Tao Li
	Title:	Chief Executive Officer

2